

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Boris Goldstein
Chairman of the Board and Executive Vice President
Brain Scientific Inc.
67-35 St., B520
Brooklyn, NY 11232

      Re: Brain Scientific Inc.
          Offering Statement on Form 1-A
          Filed September 23, 2020
          File No. 024-11327

Dear Mr. Goldstein:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Plan of Distribution, page 18

1.   Please revise here and in the Summary to state more clearly whether there is an escrow process established for this offering. We note your disclosure that you may engage an escrow agent, but in other locations throughout the filing you refer to funds deposited in escrow. Please also file the agreement with the escrow agent, or with the service provider you note on page 19 that you have engaged, as an exhibit to the offering statement and revise the disclosure to identify the agent. Refer to Item 17.8 of Form 1-A.

Use of Proceeds, page 21

2.   We note your disclosure that you may use a portion of the proceeds to retire some of the company's existing debts which were incurred in 2020. Please describe the use of proceeds arising from such indebtedness as required by Instruction 7 to Item 6 of Form 1-A.

Dilution, page 22

3.	Please provide the information discussed in "Item 4 Dilution" under the section, "Part II-- Information Required in Offering Circular," in the instructions for Form 1-A or explain to us your basis for omitting this information.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

     You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences

cc:	Arthur Marcus, Esq.